UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
AMENDMENT NO. 3

Under the Securities Exchange Act of 1934
21Vianet Group, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

90138A103
(CUSIP Number)

Zhang Tian No.11 Jinrong Avenue, Xicheng District, Beijing, the PRC (Post Code: 100033) 86-10-66577333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
 ☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS China Reinsurance (Group) Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 50,140,518 Class A Ordinary Shares*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 50,140,518 Class A Ordinary Shares*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,140,518 Class A Ordinary Shares*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%**
12.	TYPE OF REPORTING PERSON (see instructions) IC

* For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Ordinary Shares held by China Life Reinsurance Company Ltd. and China Property & Casualty Reinsurance Company Ltd., whose sole owner is China Reinsurance (Group) Corporation, may be deemed to be beneficially owned by China Reinsurance (Group) Corporation.

**Represents approximately 10.05% of 499,078,332Class A Ordinary Shares issued and outstanding as of March 31, 2017, as indicated by the Issuer on page 117 of Item 10.B. of Form 20-F disclosed on April 12, 2017. Based on 499,078,332Class A Ordinary Shares issued and outstanding as indicated by the Issuer on page 117 of Item 10.B. of Form 20-F disclosed on April 12, 2017,  24,434,820 Class A Ordinary Shares held by China Reinsurance (Group) Corporation, 19,940,304 Class A Ordinary Shares held by China Life Reinsurance Company Ltd., and 5,765,394 Class A Ordinary Shares held by China Property & Casualty Reinsurance Company Ltd.

1.	NAMES OF REPORTING PERSONS China Life Reinsurance Company Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 19,940,304 Class A Ordinary Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 19,940,304 Class A Ordinary Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,940,304 Class A Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%*
12.	TYPE OF REPORTING PERSON (see instructions) IC
*Based on 499,078,332Class A Ordinary Shares issued and outstanding as indicated by the Issuer on page 117 of Item 10.B. of Form 20-F disclosed on April 12, 2017.

1.	NAMES OF REPORTING PERSONS China Property & Casualty Reinsurance Company Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,765,394 Class A Ordinary Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,765,394 Class A Ordinary Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,765,394 Class A Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%*
12.	TYPE OF REPORTING PERSON (see instructions) IC
*Based on 499,078,332Class A Ordinary Shares issued and outstanding as indicated by the Issuer on page 117 of Item 10.B. of Form 20-F disclosed on April 12, 2017.

Item 1.
(a) Name of Issuer
21Vianet Group, Inc.
(b) Address of Issuer’s Principal Executive
M5, 1 Jiuxianqiao East Road Chaoyang District, Beijing, 100016 PRC

Item 2.
(a) Name of Person filing.
(i)         China Reinsurance (Group) Corporation
(ii)        China Life Reinsurance Company Ltd.
(iii)       China Property & Casualty Reinsurance Company Ltd.
(b) Address of Principal Office or, if none, residence.
For each filing person:
No.11 Jinrong Avenue
Xicheng District
Beijing, the PRC (Post Code: 100033)

(c) Citizenship.
For each filing person:
China
(d) Title and Class of Securities.
Class A Ordinary Shares
(e) CUSIP Number
90138A103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J). The filing persons are non-U.S. insurance companies in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4.  Ownership.
(a) Amount Beneficially Owned.
China Property & Casualty Reinsurance Company Ltd. (hereinafter "China Re P&C") and China Life Reinsurance Company Ltd. (hereinafter "China Re Life") are wholly-owned subsidiaries of China Reinsurance (Group) Corporation (hereinafter "China Re"), as such, China Re may be deemed to be the beneficial owner of Class A ordinary shares, represented by American depository shares (each representing six Class A ordinary shares) held by China Re P&C, China Re Life and itself.

China Re may be deemed to have beneficial ownership of 50,140,518 Class A Ordinary Shares, 24,434,820 of which are held by China Re. China Re Life has beneficial ownership of 19,940,304 Class A Ordinary Shares. China Re P&C has beneficial ownership of 5,765,394 Class A Ordinary Shares.

(b) Percent of Class.
China Re:	10.0%
China Re Life:	4.0%
China Re P&C:	1.2%

The percentages used in this Item 4 are calculated based on 499,078,332Class A Ordinary Shares issued and outstanding as indicated by the Issuer on page 117 of Item 10.B. of Form 20-F disclosed on April 12, 2017.

(c)             Number of shares as to which the person has:

	NUMBER OF SHARES OF COMMON STOCK
Reporting Persons	(i)	(ii)	(iii)	(iv)
China Re	50,140,518	0	50,140,518	0
China Re Life	19,940,304	0	19,940,304	0
China Re P&C	5,765,394	0	5,765,394	0
(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct disposition of

Item 5.  Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 10.  Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 5, 2017
Date

/s/ Wei Zhao
Signature
Wei Zhao, Authorized person
Name/Title

Exhibit A

Pursuant to the instructions in Item 8 of Schedule 13G, the following lists the identity and Item 3 classification of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.

China Property & Casualty Reinsurance Company Ltd. – IC China Life Reinsurance Company Ltd. – IC

The securities as to which this Schedule is filed by China Reinsurance (Group) Corporation, as Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J) of China Property & Casualty Reinsurance Company Ltd. and China Life Reinsurance Company Ltd.

Exhibit 99.1

Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

Dated: May 5, 2017	CHINA REINSURANCE (GROUP) CORPORATION

/s/ Wei Zhao
Wei Zhao, Authorized Person

Dated: May 5, 2017	CHINA PROPERTY & CASUALTY REINSURANCE COMPANY LTD.

/s/ Wei Zhao
Wei Zhao, Authorized Person

Dated: May 5, 2017	CHINA LIFE REINSURANCE COMPANY LTD.

/s/ Wei Zhao
Wei Zhao, Authorized Person